EXHIBIT 99.1
RISK FACTORS
You should carefully consider and evaluate all of the risk factors set forth below in the context of any forward-looking statement, either oral or written, made from time to time by Polypore, Inc. and its subsidiaries, officers or directors. The reports we file with the Securities and Exchange Commission (“SEC”) and the documents we incorporate by reference in such reports as well as the press releases we issue from time to time and the oral and written statements of our officers and directors made from time to time may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify forward-looking statements by our use of the words “believe,” “may,” “will,” “should,” “expect,” “intend,” “plan,” “predict,” “anticipate,” “estimate” or “continue” and variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements may include, among other things: (1) statements in this Annual Report on Form 10-K that reflect projections or expectations of our future financial or economic performance; (2) statements that are not historical information; (3) statements of our beliefs, intentions, plans and objectives for future operations, including those contained in “Business,” “Properties,” “Controls and Procedures” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations;” (4) statements relating to our operations or activities for fiscal 2005 and beyond; and (5) statements relating to our future capital projects, legal proceedings and other contingencies.
Although we believe the expectations reflected in our forward-looking statements are reasonable, we do not know whether our expectations will prove correct. We disclose important factors that could cause our actual results to differ from our expectations in cautionary statements made in filings we have made with the SEC. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Our actual results could differ materially from those anticipated in any such forward-looking statements as a result of the risk factors described in these reports, other factors set forth in or incorporated by reference in these reports and as set forth below.
Many of these factors are beyond our ability to control or predict. We caution you not to put undue reliance on forward-looking statements or to project any future results based on such statements or on present or prior earnings levels or financial condition. Some of the factors that could cause the actual results to differ materially are set forth below. Additional information concerning these or other factors that could cause the actual results to differ materially from those in the forward-looking statements is contained from time to time in our other SEC filings. Copies of those filings are available from us and from the SEC. The forward-looking statements we make are based on information available to us as of the date such statements are made, and we assume no obligation to update any such forward-looking information contained herein.
Risks Related to Our Company That May Affect Our Business, Financial Condition or Operating Results
Our substantial indebtedness could harm our ability to react to changes to our business and prevent us from fulfilling our obligations under our indebtedness, including our exchange notes.
As a result of the transactions related to PP Acquisition Corporation’s purchase of Polypore, Inc. (the “Transactions”), we have a significant amount of indebtedness. As of January 1, 2005, our consolidated indebtedness outstanding was approximately $860.8 million, excluding unused commitments of $90.0 million under our revolving loan facility, and our other liabilities were approximately $295.8 million. For pro forma fiscal 2004, our interest expense was $56.6 million.
Our substantial level of indebtedness increases the possibility that we may be unable to generate cash sufficient to pay, when due, the principal of, interest on or other amounts due in respect of our indebtedness. Our substantial debt could also have other important consequences. For example, it could increase our vulnerability to general economic downturns and adverse competitive and industry conditions; require us to dedicate all or a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes; limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; place us at a competitive disadvantage compared to competitors that have less debt; limit our ability to raise additional financing on satisfactory terms or at all; and make it more difficult for us to satisfy our financial obligations.
Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.
Although we may have interest rate hedge arrangements in effect from time to time, our interest expense could increase if interest rates increase, because our debt under the credit agreement governing our senior secured credit facilities, which includes a $370.0 million term loan facility, a €36.0 million term loan facility and a revolving loan facility of $90.0 million, may not be fully hedged and will bear interest at floating rates, generally adjusted LIBOR plus an applicable margin or the alternate base rate plus an applicable margin. The alternate base rate is the higher of (i) JPMorgan Chase Bank’s prime rate and (ii) the Federal Funds Effective Rate plus 0.50%. A 1% increase in the interest rate on our variable rate loans would cost us approximately $4.2 million per year in incremental interest expense.
Our earnings may not be sufficient to allow us to pay principal and interest on our debt and meet our other obligations. If we do not have sufficient earnings, we may be required to refinance all or part of our existing debt, sell assets, borrow more money or sell more securities, none of which we can guarantee we will be able to do.
To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.
Our ability to make payments on and to refinance our indebtedness and to fund our operations will depend on our ability to generate cash in the future, which is subject in part to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.
Our business may not generate sufficient cash flow from operations and future borrowings may not be available to us under our senior secured credit facilities or otherwise in amounts sufficient to enable us to service our indebtedness or to fund our other liquidity needs. Our annual debt service obligations are currently comprised of payment of 1.0% of the outstanding principal on our senior secured credit facility, current maturities on other debt, plus interest. Principal and interest payments for fiscal 2004 were approximately $272.9 million and $36.8 million, respectively. If we cannot service our debt, we will have to take actions such as reducing or delaying capital investments, selling assets, restructuring or refinancing our debt or seeking additional equity capital. Any of these actions may not be effected on commercially reasonable terms, or at all. In addition, the indenture for our notes and the credit agreement for our senior secured credit facilities may restrict us from adopting any of these alternatives.
Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could increase the risks associated with our substantial leverage.
We and our subsidiaries may be able to incur substantial additional indebtedness in the future. Although the indenture governing our notes and the credit agreement governing our senior secured credit facilities contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. We have a $90.0 million revolving loan facility which may be drawn at any time. Furthermore, the indenture for our notes allows us to incur additional bank debt. Any additional borrowings could be senior to those notes and the related guarantees. If we incur additional debt above the levels in effect upon the closing of the Transactions, the risks associated with our substantial leverage would increase.
The terms of our senior secured credit facilities and the indenture relating to our notes may restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.
Our senior secured credit facilities contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interests. Our senior secured credit facilities include covenants restricting, among other things, our ability to: incur, assume or permit to exist additional indebtedness or guarantees; incur liens and engage in sale leaseback transactions; make capital expenditures; make loans and investments; declare dividends, make payments on or redeem or repurchase capital stock; engage in mergers, acquisitions and other business combinations; prepay, redeem or purchase certain indebtedness, including our notes; amend or otherwise alter terms of our indebtedness, including our notes, and other material agreements; sell assets; engage in transactions with affiliates; and alter the business that we conduct.
The indenture relating to our notes also contains numerous operating and financial covenants including, among other things, restrictions on our ability to: incur or guarantee additional debt; issue preferred stock of restricted subsidiaries; pay dividends or make other equity distributions; purchase or redeem capital stock; make certain investments; enter into arrangements that restrict dividends from restricted subsidiaries; engage in transactions with affiliates; sell or otherwise dispose of assets; and merge or consolidate with another entity.
Our senior secured credit facilities also include financial covenants, including requirements that we maintain a minimum interest coverage ratio and a maximum leverage ratio. In addition, these financial covenants include a requirement that we not exceed certain maximum aggregate capital expenditures. These financial covenants will become more restrictive over time. Our ability to meet those financial ratios and test can be affected by events beyond our control and, over time, we may not satisfy those tests.
A breach of any of these covenants or the inability to comply with the required financial covenants could result in a default under our senior secured credit facilities or our notes. If any such default occurs, the lenders under our senior secured credit facilities and the holders of our notes may elect to declare all outstanding borrowings, together with accrued interest and other amounts payable thereunder, to be immediately due and payable. The lenders under our senior secured credit facilities also have the right in these circumstances to terminate any commitments they have to provide further borrowings. In addition, following an event of default under our senior secured credit facilities, the lenders under these facilities will have the right to proceed against the collateral granted to them to secure the debt, which includes our available cash, and they will also have the right to prevent us from making debt service payments on our notes. If the debt under our senior secured credit facilities or our notes were to be accelerated, our assets may be insufficient to repay in full our senior subordinated notes and our other debt.
Employee slowdowns, strikes or similar actions could disrupt our business.
Approximately 66% of our employees are represented under collective bargaining agreements. A majority of those employees are located in Italy, France or Germany and are represented under industry-wide agreements that are subject to national and local government regulations and must be renewed annually. Labor unions also represent our employees in Owensboro, Kentucky and Corydon, Indiana. The collective bargaining agreement covering workers at the Owensboro facility expires in April 2005 and the agreement covering the workers at the Corydon facility expires in January 2007. We may not be able to maintain constructive relationships with these labor unions and we may not be able to successfully negotiate new collective bargaining agreements on satisfactory terms in the future. A prolonged labor dispute could disrupt our business.

Product liability claims exposure could be significant.
We may face exposure to product liability claims in the event that the failure of our products, particularly those used in the healthcare industry, results, or is alleged to result, in bodily injury and/or death. We may experience material product liability losses in the future and we may incur significant costs to defend these claims. In addition, if any of our products are, or are alleged to be, defective, we may be required to participate in a recall involving those products. Moreover, end-users of our products may look to us for contribution when faced with product recalls, product liability or warranty claims. The future costs associated with providing product warranties could be material. A successful product liability claim brought against us in excess of available insurance coverage or a requirement to participate in any product recall could reduce our profits or impair our financial condition. For the periods reported in this Annual Report on Form 10-K, expenses relating to product liability claims were not material to net income.
Our operations outside the United States pose risks to our business that are not present with our domestic business.
Our manufacturing facilities in North America accounted for 41% of total sales for fiscal 2004, with facilities in Europe accounting for 55% and facilities in Asia accounting for 4%. Typically, we sell our products in the currency of the country where the manufacturing facility that produced the products is located. In addition, as part of our growth and acquisition strategy, we may manufacture products or otherwise conduct operations in these or other foreign countries. Our foreign operations are, and any future foreign operations will be, subject to certain risks that could reduce or impair our sales, profits, cash flows and financial position. These risks include fluctuations in foreign currency exchange rates, inflation, economic or political instability, shipping delays, changes in applicable laws and regulatory policies and various trade restrictions, all of which could have a significant impact on our ability to deliver products on a competitive and timely basis. The future imposition of, or significant increases in the level of, customs duties, import quotas or other trade restrictions could also increase our costs and reduce our profits.
We could incur substantial costs to comply with environmental requirements; violations of, and liabilities under, environmental laws and regulations may increase our costs or require us to change certain business practices.
We are subject to a broad range of federal, state, local and foreign environmental laws and regulations which govern, among other things, air emissions, wastewater discharges and the handling, storage disposal and release of wastes and hazardous substances. Such laws and regulations can be complex and change often. We incur costs to comply with environmental requirements, and such costs could increase significantly with changes in the requirements or their interpretation or enforcement. Some of our facilities have been the subject of actions to enforce environmental requirements. We could incur substantial costs, including clean-up costs, fines and sanctions and third-party property damage or personal injury claims, as a result of violations of, or liabilities under, environmental laws, relevant common law or the environmental permits required for our operations. Failure to comply with environmental requirements could also result in enforcement actions that materially limit or otherwise affect the operations of the facilities involved. For the periods reported in this Annual Report on Form 10-K, these expenses were not material to net income.
Pursuant to certain environmental laws, a current or previous owner or operator of a contaminated site may be held liable for the entire cost of investigation, removal or remediation of hazardous materials at such property, whether or not the owner or operator knew of, or was responsible for, the presence of any hazardous materials. Persons who arrange for the disposal or treatment of hazardous materials also may be held liable for such costs at a disposal or treatment site, regardless of whether the affected site is owned or operated by them. Contaminants have been detected at some of our present sites, principally in connection with historical operations, and investigations and/or clean-ups have been undertaken by us or by former owners of the sites. We are unaware of material offsite contamination at any of the sites. The costs of investigating and remediating environmental conditions at some of our facilities may be substantial. Although we believe we are entitled to contractual indemnification for a portion of these costs, if we do not receive expected indemnification payments, or if our costs are higher than expected, our exposure to these costs would increase. We anticipate additional investigations and cleanups of onsite contamination under regulatory supervision or voluntarily at some of our sites. In addition, the imposition of more stringent cleanup requirements, the discovery of additional contaminants or the discovery of material offsite contamination at or from one or more of our facilities could result in significant additional costs to us.
If we are unable to adequately protect our intellectual property, we could lose a significant competitive advantage.
Our success with our products depends, in part, on our ability to protect our current and future technologies and products and to defend our intellectual property rights. If we fail to adequately protect our intellectual property rights, competitors may manufacture and market products similar to ours. We may not receive patents for any of our patent applications and our existing or future patents that we receive or license may not provide competitive advantages for our products. Our competitors may challenge, invalidate or avoid the application of any existing or future patents that we receive or license. In addition, patent rights may not prevent our competitors from developing, using or selling products that are similar or functionally equivalent to our products.
The loss of our senior management could disrupt our business.
Our senior management is important to the success of our business. There is significant competition for these kinds of personnel in the separation and filtration membrane industry. We may not be able to retain our existing senior management, fill new positions or vacancies created by expansion or turnover or attract additional senior management personnel. The loss of any member of our senior management without retaining a replacement (either from inside or outside our existing management team) could disrupt our business.
Our Chief Executive Officer has agreed to a binding term sheet. The term sheet extends through the second anniversary of the closing of the Transactions and is subject to automatic renewal of one additional year unless either the Company or the Chief Executive Officer elects not to renew the term. All of our executive officers are free to pursue other business opportunities (other than our chief executive officer, who is bound by a non-compete agreement), including those that may compete with us.
We may pursue future acquisitions. If we incur additional debt that becomes difficult to service or if we incur contingent liabilities and expenses in connection with future acquisitions or if we cannot effectively integrate newly acquired operations, our business could be disrupted.
A significant portion of our historical growth has occurred through acquisitions and we may enter into acquisitions in the future. Acquisitions involve risks that the businesses acquired will not perform in accordance with expectations and that business judgments concerning the value, strengths and weaknesses of businesses acquired will prove incorrect. Future acquisitions would likely result in the incurrence of debt and contingent liabilities and an increase in interest expense and amortization expenses or periodic impairment charges related to goodwill and other intangible assets as well as significant charges relating to integration costs.
We may not be able to integrate successfully any business we acquire into our existing business and any acquired businesses may not be profitable or as profitable as we had expected. The successful integration of new businesses depends on our ability to manage these new businesses and cut excess costs. The successful integration of future acquisitions may also require substantial attention from our senior management and the management of the acquired business, which could decrease the time that they have to service and attract customers and develop new products and services. In addition, because we may actively pursue a number of opportunities simultaneously, we may encounter unforeseen expenses, complications and delays, including difficulties in employing sufficient staff and maintaining operational and management oversight. Our inability to complete the integration of new businesses in a timely and orderly manner could increase costs, lower profit and ultimately disrupt our business.

We have recorded a significant amount of intangible assets, which may never generate the returns we expect.
Our acquisitions have resulted in significant increases in identifiable intangible assets and goodwill. Net identifiable intangible assets, which include trademarks and trade names, license agreements and technology acquired in acquisitions, were approximately $226.0 million at January 1, 2005, representing approximately 15.4% of our total assets. Goodwill, which relates to the excess of cost over the fair value of the net assets of the businesses acquired, was approximately $535.8 million at January 1, 2005, representing approximately 36.6% of our total assets. Both goodwill and identifiable intangible assets increased substantially as a result of the Transactions.
Goodwill and identifiable intangible assets are recorded at fair value on the date of acquisition and, under Financial Accounting Standards Board Statement No. 142, are reviewed at least annually for impairment. Impairment may result from, among other things, deterioration in the performance of the acquired business, adverse market conditions, adverse changes in applicable laws or regulations, including changes that restrict the activities of the acquired business and a variety of other circumstances. The amount of any impairment must be written off. We may never realize the full value of our intangible assets. Any future determination requiring the write-off of a significant portion of intangible assets would reduce our profits for the fiscal period in which the write-off occurs.
As a result of annual shutdowns of our European production facilities, our results of operations may be subject to seasonal fluctuations.
Operations at our European production facilities are traditionally subject to shutdowns during the month of August each year for employee vacations. As a result, revenues and net income during the third quarter of fiscal 2004 were, and during the third quarter of any fiscal year in the future may be, lower than revenues and net income in other quarters during the same fiscal year. In view of the seasonal fluctuations, we believe that comparisons of our operating results for the third quarter of any fiscal year with those of the other quarters during the same fiscal year may be of limited relevance in predicting our future financial performance.
Warburg Pincus controls us.
Affiliates and designees of Warburg Pincus control Polypore. Warburg Pincus is able to cause the election of all of the members of our board of directors, cause the appointment of new management and cause the approval of any action requiring the approval of our stockholders, including amendment of our certificate of incorporation and mergers or sales of substantially all of our assets. The directors elected by Warburg Pincus are able to make decisions affecting our capital structure, including decisions to issue additional capital stock, implement stock repurchase programs and declare dividends. In addition, our equity holders may have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, even though such transactions might involve risks to you as a holder of the notes. Furthermore, Warburg Pincus may in the future own businesses that directly compete with ours. For information concerning the composition of our management team, see “Management.”
Risks Related to Our Industry That May Affect Our Business, Financial Condition or Operating Results
Because the markets in which we sell our products are highly competitive, we may have difficulty growing our business year after year.
The markets in which we sell our products are highly competitive. In each of these markets, we compete against a small number of competitors. Generally, product innovation and performance, quality, service, utility and cost are the primary competitive factors, with technical support being highly valued by our largest customers. Some of our competitors have greater economic resources than we do and are well established as suppliers to the markets that we serve.

We sell a number of our products into selected specialized markets. These specialized markets may attract additional competitors that could have greater financial, technological, manufacturing and marketing resources than we do. In addition, we intend to offer new products that we have under development in markets in which we do not currently compete. We may not be able to compete successfully in those new markets.
Competition in the market for separators used in battery applications is intense and a reduction in overall demand would likely further increase competition between us and other producers of membranes. This increased competition could cause us to reduce our prices, which could lower our profit margins.
We must continue developing innovative products in order to maintain a competitive edge.
Our continued success depends in part upon our ability to maintain technological capabilities and to continue to identify, develop and commercialize innovative products. In particular, products for some consumer electronics applications have a short lifecycle and require constant development. If we fail to continue to develop products for those markets or to keep pace with technological developments by our competitors generally, we may lose market share.
Increased use of synthetic hemodialysis filtration membranes by our customers could reduce our market share.
Hemodialysis filtration membranes are fabricated from two classes of materials: cellulosic and synthetic. Historically, most filtration membranes for dialyzers have been manufactured with cellulosic materials, but in recent years, use of synthetic materials has been growing faster than cellulosic. While most of the hemodialysis membranes we have sold historically have been manufactured with cellulosic material, we have recently expanded our production capabilities to support the launch of synthetic products. However, if the market for hemodialysis membranes shifts from cellulosic to synthetic more quickly than we can sell our production capacity, we may lose market share.
The loss of our customers could reduce our revenues and profits.
We sell a large volume of our products to several customers. A decrease in business from, or the loss of, any such large volume customer could reduce our revenues and our profits. One of our customers, Exide Technologies, represented approximately 14% of our sales in fiscal 2004.
In addition, a smaller customer, representing approximately 5% of our sales in fiscal 2003, decided to outsource the production of dialyzers of which our filtration membranes are a component. The company to which this customer’s dialyzer production will be outsourced currently purchases filtration membranes from another supplier.
In addition, our future revenues will depend in part upon the commercial success of our customers and their continued willingness to purchase our products. Any significant downturn in the business of customers could cause them to reduce or discontinue their purchases from us.
Vertical integration by our customers of the production of our products into their own manufacturing processes could reduce our revenues and our profits.
Our future revenues and profits will also depend to a significant extent upon whether our customers choose in the future to manufacture the separation and filtration membranes used in their products instead of purchasing these components from us. For example, in the healthcare industry, many of the filtration membranes used in dialyzers are produced by the manufacturers of the dialyzers themselves. If any of our existing customers choose to vertically integrate the production of their products in such a manner, the loss of sales to these customers could reduce our revenues and our profits.

Increases in prices for raw materials or the loss of key supplier contracts could reduce our profit margins.
The primary raw materials we use in the manufacture of most of our products are polyethylene and polypropylene resins, silica, paper and oil. In fiscal 2004, raw materials accounted for approximately 36% of our cost of sales. Although our major customer contracts generally allow us to pass increased costs on to our customers, we may not be able to pass on all raw material price increases to our customers in each case or without delay. The loss of any of our key suppliers could disrupt our business until we secure alternative supply arrangements. Furthermore, any new supply agreement we enter into may not have terms as favorable as those contained in our current supply arrangements.